Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Compass Bancshares, Inc.
Commission File No. 1-31272
On July 25, 2007, Compass Bancshares, Inc. issued the attached press release announcing its financial results for the three and six-month periods ended June 30, 2007.

For Immediate Release
July 25, 2007
For Further Information:	Ed Bilek, Investor Relations	205/297-3331
Web Site: www.compassbank.com
COMPASS BANCSHARES REPORTS SECOND QUARTER EARNINGS
     Compass Bancshares, Inc. (NASDAQ: CBSS) today reported earnings of $222.4 million for the first six months of 2007 compared to $223.3 million earned during the first six months of 2006. On a per share basis earnings were $1.67, including additional costs and an increase in diluted shares outstanding incurred in connection with the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) will acquire Compass. Return on average assets and return on average shareholders’ equity for the first six months of 2007 were 1.30 percent and 15.28 percent, respectively.
     Earnings for the second quarter of 2007 were $109.3 million compared to $115.4 million earned during the second quarter of 2006. Earnings per share for the second quarter of 2007 were $0.82. Return on average assets and return on average shareholders’ equity for the second quarter of 2007 were 1.27 percent and 14.69 percent.
     The transaction, subject to customary closing conditions, has received the necessary bank regulatory approvals in the U.S. and Spain, and approval of BBVA stockholders for an increase in capital to fund the acquisition. A special meeting of Compass stockholders is scheduled for Wednesday, August 8, 2007, at 10:00 a.m. (Birmingham, Alabama time) at which time Compass stockholders will be asked to approve and adopt the transaction agreement.
     D. Paul Jones, Jr., Compass chairman and chief executive officer, stated, “Our pending partnership with BBVA is on plan. All necessary bank regulatory approvals have been received, BBVA stockholders have approved the capital increase for the transaction and we are preparing for Compass’ stockholder meeting on August 8. We are confident that the integration of Compass and BBVA will be seamless and we look forward to continuing our longstanding service commitment to our customers and communities. We continue to be impressed with the level of cooperation and teamwork from employees of both organizations. We firmly believe that this compelling combination offers significant upside potential for our shareholders, customers and employees and we are confident about the realization of the synergies from this combination.”
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Compass reports 2Q07 earnings

     Total revenue for the second quarter of 2007 was $466.3 million compared to $469.1 million in the second quarter of 2006. Net interest income was $278.1 million for the second quarter of 2007 compared to $287.7 million earned in the year ago quarter. Noninterest income increased to $188.2 million compared to $181.4 million in the second quarter of 2006. Shortly after the end of the quarter, Compass announced the acquisition of Capital Investment Counsel, Inc. (CIC), one of the largest registered investment advisors in the Denver, Colorado and Phoenix, Arizona areas. The addition of CIC marks the third acquisition of an investment advisory firm by Compass since 2002 and is consistent with Compass’ business plan aimed at increasing fee-based revenues.
     With respect to the balance sheet, average total assets increased to $34.6 billion compared to $33.2 billion in the second quarter a year ago. Average total loans increased six percent to $25.3 billion compared to $23.8 billion in the second quarter of 2006. Average total deposits of $23.4 billion represented a four percent increase compared to the $22.5 billion in the year ago quarter. Average shareholders’ equity increased 14 percent to $3.0 billion compared to $2.6 billion in the second quarter of 2006.
     Net charge-offs as a percentage of average loans were 0.39 percent in the second quarter of 2007 compared to 0.28 percent during the second quarter of 2006. Nonperforming assets as a percentage of loans and other real estate increased to 0.58 percent primarily as a result of increased nonperforming assets in a specific, isolated real estate construction portfolio in a Southeastern market. At the same time, loan loss provision expense exceeded net charge-offs by $13.5 million and the allowance for loan losses as a percentage of loans ended the quarter at 1.19 percent.
     A presentation containing additional information will be available later today on our web site at www.compassbank.com under the link labeled Compass Bancshares 2Q07 Financial Results. The presentation will remain available until midnight, August 1, 2007.
     Compass operates 415 full-service banking centers including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado, and 10 in New Mexico. In February, Compass announced the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV Madrid: BBVA) (“BBVA”) will acquire Compass for a combination of cash and stock. BBVA, which operates in 35 countries, is based in Spain and has substantial banking interests in the Americas. The transaction will facilitate BBVA’s continued growth in Texas and will create the largest regional bank across the Sunbelt. Upon completion of the transaction, the combined entity will rank among the top 25 banks in the United States with approximately $47 billion in total assets, $32 billion in total loans and $33 billion in total deposits. In addition, the combined company will rank fourth in deposit market share in Texas with $19.6 billion in total deposits and 326 full-service banking centers. Additional information about the transaction can be found at www.compassbank.com under the link labeled Compass-BBVA Proxy Voting and Transaction News.
     Shares of Compass’ common stock are traded through the NASDAQ Global Select MarketSM exchange under the symbol CBSS. Additional information about Compass, a member of the S&P 500 Index and Dow Jones Select Dividend Index, can be found at www.compassbank.com.
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Compass reports 2Q07 earnings

Cautionary Statement Regarding Forward-Looking Information
     Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information About the BBVA Transaction
     In connection with the proposed transaction, BBVA has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass has begun mailing the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction because it contains important information. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in the BBVA/Compass Transaction
     Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus filed with the SEC. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.

DRAFT 2
COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands except per share data)

	Three Months			Six Months
	Ended June 30%			Ended June 30%
	2007	2006	Change	2007	2006	Change
EARNINGS SUMMARY
Net interest income	$278,104	$287,682	(3)	$556,505	$547,943	2
Noninterest income [a]	188,224	181,417	4	367,028	346,706	6

Total revenue [a]	466,328	469,099	(1)	923,533	894,649	3
Investment securities losses, net	—	(51)	(100)	—	(14,889)	(100)
Gain on prepayment of FHLB advances	—	—	—	—	14,893	(100)
Provision for loan losses	38,288	27,322	40	58,333	44,434	31
Noninterest expense	263,402	265,850	(1)	528,837	510,220	4

Pretax income	164,638	175,876	(6)	336,363	339,999	(1)
Income tax expense	55,331	60,505	(9)	113,920	116,719	(2)

Net income	$109,307	$115,371	(5)	$222,443	$223,280	—

Diluted earnings per share	$0.82	$0.88	(7)	$1.67	$1.73	(3)
Diluted weighted average shares outstanding	133,827	131,395	2	133,313	128,923	3

SELECTED RATIOS
Average common equity to average assets	8.64%	7.86%		8.53%	7.66%
Average loans to average total deposits	107.82	105.80		107.76	106.25
Return on average assets	1.27	1.40		1.30	1.41
Return on average equity	14.69	17.75		15.28	18.34
Efficiency ratio [b]	55.38	55.39		56.29	55.99
Return on average tangible equity [c]	19.86	25.30		20.75	24.21
Book value per common share	$22.48	$20.15		$22.48	$20.15
Allowance for loan losses as a % of total loans	1.19%	1.19%		1.19%	1.19%
Allowance for loan losses as a % of nonperforming loans	225.42	512.28		225.42	512.28

	Average for Three Months			Average for Six Months			Ending Balance
	Ended June 30%			Ended June 30%			June 30%
	2007	2006	Change	2007	2006	Change	2007	2006	Change
BALANCE SHEET HIGHLIGHTS
Total loans	$25,283,944	$23,825,717	6	$25,145,425	$22,794,141	10	$25,480,626	$24,232,115	5
Total loans — managed	26,192,431	24,957,379	5	26,083,054	23,957,534	9	26,367,659	25,330,180	4
Total investment securities [d]	6,510,523	6,481,514	—	6,496,467	6,616,323	(2)	6,505,933	6,414,790	1
Earning assets [d]	31,867,164	30,389,626	5	31,714,063	29,487,323	8	32,063,340	30,783,692	4
Total assets	34,560,556	33,161,966	4	34,422,199	32,045,193	7	34,882,457	33,613,492	4
Noninterest bearing demand deposits	6,010,909	6,383,257	(6)	6,011,720	6,147,916	(2)	6,102,496	6,663,451	(8)
Interest bearing transaction accounts	9,695,721	8,974,393	8	9,493,233	8,521,101	11	9,839,892	9,052,680	9
Total transaction accounts	15,706,630	15,357,650	2	15,504,953	14,669,017	6	15,942,388	15,716,131	1
Total deposits [d]	23,449,375	22,518,573	4	23,335,285	21,453,840	9	23,658,970	22,837,259	4
Shareholders’ equity	2,984,804	2,607,705	14	2,935,247	2,454,641	20	2,990,603	2,605,512	15
Period-end shares outstanding							133,006	129,320	3

[a]	Excludes net loss on sales of investment securities and gain on prepayment of FHLB advances.

[b]	Ratio is calculated by dividing noninterest expense less merger and integration and operating lease write-down expense by taxable equivalent net interest income plus noninterest income less net loss on sales of investment securities and gain on prepayment of FHLB advances.

[c]	Excludes amortization of intangibles, net of tax, and intangible assets.

[d]	Includes adjustment for market valuation.

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands except per share data)

	Three Months Ended
	2007		2006
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
EARNINGS SUMMARY
Net interest income	$278,104	$278,401	$280,615	$286,576	$287,682
Noninterest income [a]	188,224	178,804	179,509	178,850	181,417

Total revenue [a]	466,328	457,205	460,124	465,426	469,099
Investment securities losses, net	—	—	—	—	(51)
Gain on prepayment of FHLB advances	—	—	6,191	—	—
Provision for loan losses	38,288	20,045	21,042	24,226	27,322
Noninterest expense	263,402	265,435	273,497	265,558	265,850

Pretax income	164,638	171,725	171,776	175,642	175,876
Income tax expense	55,331	58,589	53,460	56,875	60,505

Net income	$109,307	$113,136	$118,316	$118,767	$115,371

Diluted earnings per share	$0.82	$0.85	$0.90	$0.90	$0.88
Diluted weighted average shares outstanding	133,827	132,781	132,050	131,799	131,395
SELECTED RATIOS
Average common equity to average assets	8.64%	8.42%	8.22%	7.97%	7.86%
Average loans to average total deposits	107.82	107.69	108.19	107.85	105.80
Return on average assets	1.27	1.34	1.38	1.39	1.40
Return on average equity	14.69	15.90	16.73	17.49	17.75
Efficiency ratio [b]	55.38	57.21	56.58	56.38	55.39
Return on average tangible equity [c]	19.86	21.71	23.15	24.54	25.30
Book value per common share	$22.48	$22.32	$21.71	$21.19	$20.15

	Jun 30,	Mar 31,	Annualized
	2007	2007	% Change
ENDING BALANCE SHEET
Total loans	$25,480,626	$24,981,351	8
Total loans — managed	26,367,659	25,921,684	7
Total investment securities [d]	6,505,933	6,567,372	(4)
Earning assets [d]	32,063,340	31,617,343	6
Total assets	34,882,457	34,391,693	6
Noninterest bearing demand deposits	6,102,496	6,454,508	(22)
Interest bearing transaction accounts	9,839,892	9,695,710	6
Total transaction accounts	15,942,388	16,150,218	(5)
Total deposits [d]	23,658,970	24,031,039	(6)
Shareholders’ equity	2,990,603	2,931,774	8

	Jun 30,	Mar 31,	Annualized
	2007	2007	% Change
QUARTER AVERAGE BALANCE SHEET
Total loans	$25,283,944	$25,005,367	4
Total loans — managed	26,192,431	25,972,462	3
Total investment securities [d]	6,510,523	6,482,256	2
Earning assets [d]	31,867,164	31,559,262	4
Total assets	34,560,556	34,282,304	3
Noninterest bearing demand deposits	6,010,909	6,012,541	—
Interest bearing transaction accounts	9,695,721	9,288,493	18
Total transaction accounts	15,706,630	15,301,034	11
Total deposits [d]	23,449,375	23,219,927	4
Shareholders’ equity	2,984,804	2,885,138	14

[a]	Excludes net loss on sales of investment securities and gain on prepayment of FHLB advances.

[b]	Ratio is calculated by dividing noninterest expense less merger and integration and operating lease write-down expense by taxable equivalent net interest income plus noninterest income less net loss on sales of investment securities and gain on prepayment of FHLB advances.

[c]	Excludes amortization of intangibles, net of tax, and intangible assets.

[d]	Includes adjustment for market valuation.

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	2007		2006
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
NONPERFORMING ASSETS
Nonaccrual loans	$130,939	$73,786	$53,014	$49,340	$53,166
Renegotiated loans	3,985	8,988	3,258	3,267	3,276
Other real estate, net	14,165	17,079	17,105	15,886	11,803

Total nonperforming assets	$149,089	$99,853	$73,377	$68,493	$68,245

Accruing loans ninety days or more past due	$21,318	$19,451	$18,023	$18,190	$14,862
Other repossessed assets	659	722	856	494	565
Total nonperforming assets as a % of loans and ORE	0.58%	0.40%	0.30%	0.28%	0.28%

	Three Months Ended
	2007		2006
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$292,282	$291,050	$292,012	$289,143	$282,457
Net charge-offs (NCO)	24,794	18,813	22,004	21,357	16,557
Allowance transferred	(1,633)	—	—	—	(4,079)
Provision for loan losses	38,288	20,045	21,042	24,226	27,322

Balance at end of period	$304,143	$292,282	$291,050	$292,012	$289,143

Allowance for loan losses as a % of total loans	1.19%	1.17%	1.18%	1.19%	1.19%
Allowance for loan losses as a % of nonperforming loans	225.42	353.11	517.22	555.08	512.28
Allowance for loan losses as a % of nonperforming assets	204.00	292.71	396.65	426.34	423.68
Annualized as a % of average loans:
NCO — QTD	0.39	0.31	0.35	0.35	0.28
NCO — YTD	0.35	0.31	0.32	0.31	0.30

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	Three Months Ended June 30
	2007			2006
YIELD/RATE ANALYSIS	Average	Income/	Yield/	Average	Income/	Yield/
(Taxable Equivalent Basis)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans	$25,283,944	$472,329	7.49%	$23,825,717	$433,606	7.30%
Investment securities held to maturity	1,846,253	22,207	4.82	2,186,628	26,588	4.88
Investment securities available for sale [a]	4,705,326	58,645	5.00	4,392,836	51,628	4.71
Other earning assets	72,697	954	5.26	82,395	1,047	5.10

Total earning assets [a]	31,908,220	554,135	6.97	30,487,576	512,869	6.75
Allowance for loan losses	(294,476)			(286,419)
Unrealized loss on securities available for sale	(41,056)			(97,950)
Other assets	2,987,868			3,058,759

	$34,560,556			$33,161,966

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Interest bearing transaction accounts	$9,695,721	70,556	2.92	$8,974,393	46,337	2.07
Time deposits	3,772,298	45,758	4.87	3,421,489	37,837	4.44
Certificates of deposit of $100,000 or more [a]	3,970,300	50,491	5.10	3,740,929	42,244	4.53
Federal funds purchased and securities sold under agreement to repurchase	3,560,966	46,466	5.23	2,917,273	35,588	4.89
Other short-term borrowings	660,652	8,714	5.29	878,471	10,757	4.91
FHLB and other borrowings [a]	3,491,602	50,744	5.83	3,883,337	51,018	5.27

Total interest bearing liabilities [a]	25,151,539	272,729	4.35	23,815,892	223,781	3.77

Net interest spread		281,406	2.62%		289,088	2.98%

Noninterest bearing demand deposits	6,010,909			6,383,257
Other liabilities	413,304			355,112
Shareholders’ equity	2,984,804			2,607,705

	$34,560,556			$33,161,966

Net yield on earning assets			3.54%			3.80%

Taxable equivalent adjustment:
Loans		1,135			354
Investment securities held to maturity		641			615
Investment securities available for sale		1,516			429
Other earning assets		10			8

Total taxable equivalent adjustment		3,302			1,406

Net interest income		$278,104			$287,682

[a] Excludes adjustment for market valuation.

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	Three Months Ended June 30
	2007			2006
YIELD/RATE ANALYSIS	Average	Income/	Yield/	Average	Income/	Yield/
(Taxable Equivalent Basis)	Balance	Expense	Rate	Balance	Expense	Rate

Assets
Earning assets:
Loans	$25,283,944	$472,329	7.49%	$23,825,717	$433,606	7.30%
Investment securities held to maturity	1,846,253	22,207	4.82	2,186,628	26,588	4.88
Investment securities available for sale [a]	4,705,326	58,645	5.00	4,392,836	51,628	4.71
Other earning assets	72,697	954	5.26	82,395	1,047	5.10

Total earning assets [a]	31,908,220	554,135	6.97	30,487,576	512,869	6.75
Allowance for loan losses	(294,476)			(286,419)
Unrealized loss on securities available for sale	(41,056)			(97,950)
Other assets	2,987,868			3,058,759

	$34,560,556			$33,161,966

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Interest bearing transaction accounts	$9,695,721	70,556	2.92	$8,974,393	46,337	2.07
Time deposits	3,772,298	45,758	4.87	3,421,489	37,837	4.44
Certificates of deposit of $100,000 or more [a]	3,970,300	50,491	5.10	3,740,929	42,244	4.53
Federal funds purchased and securities sold under agreement to repurchase	3,560,966	46,466	5.23	2,917,273	35,588	4.89
Other short-term borrowings	660,652	8,714	5.29	878,471	10,757	4.91
FHLB and other borrowings [a]	3,491,602	50,744	5.83	3,883,337	51,018	5.27

Total interest bearing liabilities [a]	25,151,539	272,729	4.35	23,815,892	223,781	3.77

Net interest spread		281,406	2.62%		289,088	2.98%

Noninterest bearing demand deposits	6,010,909			6,383,257
Other liabilities	413,304			355,112
Shareholders’ equity	2,984,804			2,607,705

	$34,560,556			$33,161,966

Net yield on earning assets			3.54%			3.80%

Taxable equivalent adjustment:
Loans		1,135			354
Investment securities held to maturity		641			615
Investment securities available for sale		1,516			429
Other earning assets		10			8

Total taxable equivalent adjustment		3,302			1,406

Net interest income		$278,104			$287,682

[a]	Excludes adjustment for market valuation.
Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.
Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	Six Months			Three Months Ended
	Ended June 30%			2007		2006
	2007	2006	Change	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
NONINTEREST INCOME

Service charges on deposit accounts	$152,692	$154,485	(1)	$76,762	$75,930	$75,880	$81,155	$82,317
Card and merchant processing fees	58,672	54,380	8	30,484	28,188	27,857	29,065	28,673
Insurance commissions	31,134	33,081	(6)	14,555	16,579	13,698	14,855	15,477
Retail investment sales	24,781	20,324	22	12,936	11,845	9,826	11,188	10,904
Asset management fees	19,082	16,156	18	9,558	9,524	9,425	8,301	8,408
Corporate and correspondent investment sales	12,601	10,836	16	5,555	7,046	5,979	5,984	5,607
Bank owned life insurance	10,809	10,094	7	5,476	5,333	5,298	5,246	5,191
Other income	57,257	47,350	21	32,898	24,359	31,546	23,056	24,840

	367,028	346,706	6	188,224	178,804	179,509	178,850	181,417
Investment securities losses, net	—	(14,889)	(100)	—	—	—	—	(51)
Gain on prepayment of FHLB advances	—	14,893	(100)	—	—	6,191	—	—

Total noninterest income	$367,028	$346,710	6	$188,224	$178,804	$185,700	$178,850	$181,366

NONINTEREST EXPENSE

Salaries and benefits	$297,443	$280,319	6	$144,716	$152,727	$144,102	$145,340	$144,309
Equipment expense	46,429	44,133	5	23,392	23,037	23,755	23,437	22,586
Net occupancy expense	39,133	35,833	9	19,856	19,277	18,982	19,457	18,616
Professional services	31,107	30,800	1	16,492	14,615	16,958	15,851	15,896
Marketing expense	24,662	26,499	(7)	12,567	12,095	11,564	12,816	14,235
Communications expense	10,343	11,773	(12)	5,238	5,105	5,984	6,752	6,151
Amortization of intangibles	5,595	5,038	11	2,798	2,797	3,883	3,456	3,548
Merger and integration expense	3,064	7,849	(61)	1,029	2,035	970	1,840	5,223
Other expense	68,763	67,976	1	35,016	33,747	36,758	36,609	35,286

	526,539	510,220	3	261,104	265,435	262,956	265,558	265,850
Operating lease write-down	2,298	—	—	2,298	—	10,541	—	—

Total noninterest expense	$528,837	$510,220	4	$263,402	$265,435	$273,497	$265,558	$265,850

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

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